Sarah M. Patterson

Managing Director. General Counsel for

Individual Markets and Assistant Secretary

Legal Department

Direct Dial: (860) 325-1538

January 19, 2024

Ms. Emily Rowland

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, DC 20549-8629

Re:	Forethought Life Insurance Company, Registration Statement on Form S-1 (File No. 333-275098) for the ForeStructured Growth and the ForeStructured Growth Advisory Contracts, Individual Single Premium Deferred Index-Linked Annuity Contracts

Dear Ms. Rowland:

On October 20, 2023, Forethought Life Insurance Company filed the above-referenced registration statement (the “New Registration Statement”) for the ForeStructured Growth and the ForeStructured Growth Advisory Contracts (the “Contracts”). The ongoing public offering of the index-linked options under the Contracts is currently registered on Form S-1 (File No. 333-257394) (the “Current Registration Statement”). The New Registration Statement was filed (as opposed to amending the Current Registration Statement) in light of the three-year limitation under Rule 415(a)(5) on the offer and sale of securities that are offered and sold on a continuous basis. In addition, the prospectus included in the New Registration Statement reflects certain changes to the Strategy Interim Value calculation for Contracts to be issued on or after May 1, 2024.

On December 19, 2023, via telephone, you provided the Commission staff’s comments on the New Registration Statement filed on October 20, 2023. Below please find the Commission staff’s comments in bold followed by the Company’s responses thereto. The Company has separately provided you with a draft revised prospectus reflecting the Company’s responses to the Commission staff’s comments, as applicable, as well as other changes to be reflected in the next pre-effective amendment filing. The Company intends to request acceleration of effectiveness for no later than May 1, 2024, as necessary to comply with Section 10(a)(3) of the Securities Act.

General Comment

1.	Please confirm the Company’s understanding that if a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

RESPONSE: Confirmed.

Part I

2.	On the cover pages (and elsewhere as noted):

a.	In the third paragraph, please add that the Contract is not an index fund or an investment in any underlying mutual fund.

RESPONSE: The prospectus has been revised accordingly.

b.	In the fourth paragraph, with respect to the index-linked options that are currently being offered,

please add the maximum potential loss percentage for each type of downside protection at the end of a Strategy Term. Please also add this disclosure to the “Summary” and “Risk Factors” sections. With respect to the “Summary” section, consider adding this disclosure to the sixth full paragraph, in italics, regarding risk of loss.

RESPONSE: The prospectus has been revised accordingly.

c.	Please specify that the Indices are price return indices, and that the performance of an Index does not reflect any dividends or distributions by the Index’s component companies.

RESPONSE: The prospectus has been revised accordingly.

d.	With respect to the paragraphs discussing withdrawals:

i.	Please specify the maximum potential loss percentage due to a Market Value Adjustment. Please also add this disclosure to the “Summary” and “Risk Factors” sections.

RESPONSE: The prospectus has been revised accordingly.

ii.	Please add disclosure from Appendix B indicating that “the Strategy Interim Value is expected to be less than the term-to-date Index performance on any Valuation Day.”

RESPONSE: The prospectus has been revised accordingly.

iii.	With respect to the statement “Strategy Interim Value is not subject to the Buffer Percentage or Floor Percentage” please revise to instead state “Strategy Interim Value uses a formula that does not directly reflect the actual performance of the applicable Index and is not subject to the Buffer Percentage or Floor Percentage.”

RESPONSE: The prospectus has been revised accordingly.

iv.	With respect to the two bullets regarding Strategy Interim Value calculation, please supplementally confirm that there are no substantive changes to the manner in which Strategy Interim Value is to be calculated for Contracts issued before May 1, 2024.

RESPONSE: Confirmed

v.	With respect to the same bullets, please state the maximum potential loss as a percentage due to a Strategy Interim Value adjustment. Please also add this disclosure to the “Summary” and “Risk Factors” sections.

RESPONSE: The prospectus has been revised accordingly.

vi.	With respect to the bullet for Contracts issued on or after May 1, 2024, please add a parenthetical that Strategy Interim Value may reflect “perhaps significantly lower gains” than would apply at the end of the Strategy Term, same as later similar disclosures.

RESPONSE: The prospectus has been revised accordingly.

e.	In the second to last paragraph on the cover pages, please add a sentence indicating that the Contract is not appropriate “for investors who intend or need to take partial withdrawals (including Free Withdrawal Amounts, systematic withdrawals, Required Minimum Distributions, or withdrawals to pay advisory fees) during a Strategy Term due to the imposition of Strategy Interim Value.” Please also add that withdrawals could be subject to federal and state income taxes, and subject to a 10% penalty if taken before age 59½.

RESPONSE: The prospectus has been revised accordingly.

3.	In the “Summary” section, under “Strategy Contract Values calculated during a Strategy Term (assuming no use of the Performance Lock feature)?”:

a.	At the end of each bullet regarding calculation of Strategy Interim Value, please change “may also be subject to Withdrawal Charges and an MVA” to “will also be subject to Withdrawal Charges and an MVA.”

RESPONSE: We respectfully decline to make the requested change. The term “may,” as opposed to “will,” is correct as there are circumstances under which neither a Withdrawal Charge nor MVA would apply, such as if the surrender in those examples occurred after the expiration of the Withdrawal Charge Period.

b.	With reference to the paragraph following the above-referenced bullets, please add the parenthetical included in that paragraph “(perhaps significantly lower gains)” to similar disclosure throughout the prospectus.

RESPONSE: The prospectus has been revised accordingly.

c.	In the examples, please explain why the second to last row in the examples have different descriptions or correct as necessary.

RESPONSE: The above-referenced examples have been corrected to conform.

4.	In the “Risk Factors” section:

a.	Under “Index Risk,” in the last sentence, please revise to state that the indices do not reflect “dividends or distributions.”

RESPONSE: The prospectus has been revised accordingly.

b.	Under “Risk that We May Add, Remove, or Replace an Index or Indexed Strategy,” please add the disclosure in the third paragraph to the cover pages and the “Summary” section. In addition, please add disclosure regarding which index-linked options the Company will always offer for investment.

RESPONSE: The prospectus has been revised accordingly.

c.	Please specify the guaranteed minimum Buffer Percentage and Floor Percentage, as well as the guaranteed minimum upside rates, as applicable, on index-linked options that the Company may offer in the future and disclose the corresponding risks.

RESPONSE: We respectfully decline to further revise the prospectus in that regard. The prospectus clearly discloses that the One-Year Fixed Strategy and the S&P 500 one year point-to-point with Cap and 0% Floor (with their associated guaranteed rates) will be available for the life of the Contract. Furthermore, as reflected in the accompanying mark-up, we have added the following prominent disclosure (in multiple sections of the prospectus) regarding the availability of investment options in the future: “If you are not comfortable with the possibility that those could be the only Strategies available to you in the future, you should not buy this Contract, as we do not guarantee the availability of any other Strategies.” We believe this is sufficient. The Securities Act of 1933 does not require, and the Contracts themselves do not otherwise provide for, guaranteed minimums on index-linked options that we may or may not offer in the future.

5.	With respect to the “Strategy Contract Value” section, please supplementally confirm that there have been no substantive changes to the manner in which Strategy Interim Value is to be calculated for Contracts issued before May 1, 2024. Please also confirm that the disclosure is (or is revised to be) consistent with the cover page disclosure.

RESPONSE: Confirmed that there have been no substantive changes and that the disclosure is consistent.

6.	In the “Impact of Withdrawals From Indexed Strategies” section, please add back the risk disclosures that were removed from the second paragraph and replaced with a cross-reference.

RESPONSE: The prospectus has been revised accordingly.

7.	In the “Contract Charges” section, please add the maximum potential loss as percentage due to the application of a Market Value Adjustment.

RESPONSE: The prospectus has been revised accordingly.

8.	Please supplementally confirm that the Market Value Adjustment formula is the same for pre-May 1, 2024 and post-May 1, 2024 Contracts.

RESPONSE: Confirmed.

9.	In the examples in Appendix F, for the new Contracts to be issued after May 1, 2024, please explain why the Issue date and the Surrender dates are in 2023 and early 2024, respectively. The staff believes those dates should be revised for Contracts issued after May 1, 2024.

RESPONSE: The prospectus has been revised accordingly.

Part II

10.	In Part II, Exhibit 5 for the Legal Opinion is designated as to be filed by amendment. Please confirm that the Legal Opinion will be included in a pre-effective amendment filing, and that the opinion will cover the Contracts and the interests in the indexed-linked options.

RESPONSE: Confirmed.

Thank you for conveying the Commission staff’s comments. The Company appreciates the Commission staff’s attention to this filing. Please let the undersigned know if you have any questions.

Kind Regards,

/s/ Sarah M. Patterson

Sarah M. Patterson

Forethought Life Insurance Company

Managing Director, General Counsel for Individual Markets, and Assistant Secretary